EXHIBIT 12
DOLE FOOD COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

					Three
					Quarters		Quarter
	Fiscal Years Ended				Ended		Ended		Fiscal Years Ended
	December 31,		January 1,		January 3,		March 22,		December 28,		December 29,
	2005		2005		2004		2003		2002		2001
Income (loss) from continuing operations before income tax expense, minority interest expense, equity earnings and cumulative effect of change in accounting principle	$83,190		$159,778		$26,773		$72,040		$207,011		$(8,593)
Distributed income of equity method investees	2,040		2,173		2,606		648		3,166		5,305
Fixed charges from continuing operations	186,064		186,497		149,783		27,149		117,323		112,750

Earnings available for fixed charges	$271,294		$348,448		$179,162		$99,837		$327,500		$109,462

Fixed charges from continuing operations:
Interest expense	$135,190		$143,199		$117,056		$19,273		$79,169		$69,307
Amortization of debt expense and discounts	7,526		9,505		7,435		374		1,721		1,401
Assumed interest element included in rent expense	43,348		33,793		25,292		7,502		36,433		42,042

Total fixed charges from continuing operations	$186,064		$186,497		$149,783		$27,149		$117,323		$112,750

Ratio of earnings to fixed charges (A)	1.46	X	1.87	X	1.20	X	3.68	X	2.79	X	0.97	X

(A)	Due to the Company’s loss from continuing operations in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3.5 million to achieve a coverage of 1:1.